MAY 0 2 2007 SUPPL

07022951

RECEIVED THOMSON FINANCIAL

2007 APR 26 A 10:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Hypo Real Estate GROUP

Explanatory report of the Management Board according to section 120 para. 3 Stock Corporation Act (Aktiengesetz - AktG) in conjunction with sections 289 para. 4, 315 para. 4 Commercial Code (Handelsgesetzbuch - HGB)

Upon the second law to modify the Companies Transformation Act (Umwandlungsgesetz - UmwG) coming into force section 120 para. 3 sentence 1 AktG has been changed to the effect that it is now the exclusive duty of the Management Board to explain the statements according to sections 289 para. 4, 315 para 4 HGB. The Management Board of Hypo Real Estate Holding AG has reviewed the individual items and issued the following report:

The subscribed capital of Hypo Real Estate Holding AG of € 402,216,525 consists exclusively of 134,072,175 ordinary bearer shares. The ordinary shares are no-par value shares, and represent a nominal value of € 3.00.All shares confer the same rights.
The subscribed capital consists exclusively of ordinary shares, since the Annual General Meeting in May 2005 had resolved on the conversion of the former 3,638,400 preference shares into ordinary shares against payment of a conversion premium.

There are no exceptional rights, and in particular there are no rights which confer control powers. There are no restrictions which affect the voting rights or the transfer of shares, or the Management Board is not aware of such restrictions as far as they might result from agreements between shareholders.

The Management Board is only aware of one stake in the capital which exceeds 10 % of the voting rights. Capital Research and Management Company, 333 South Hope Street, Los Angeles, CA-90071, USA, notified Hypo Real Estate Holding AG with its letter of 7 September 2006 in accordance with section 21 para. 1 Securities Trading Act (Wertpapierhandelsgesetz - WpHG) that it exceeded the threshold of 10 % of the voting rights in Hypo Real Estate Holding AG on 31 August 2006. On that day, its share of voting rights amounted to 10.131 % (corresponding to 13,583,228 ordinary shares). All of these voting rights are ascribed to it in accordance with section 22 para. 1 sentence 1 no. 6 WpHG.

Employees of Hypo Real Estate Holding and the Group companies currently do not own such an interest in the capital of Hypo Real Estate Holding AG that an indirect exercising of control rights might be carried out by the employees. As a result of the bearer shares, the Company does not have any reliable information concerning shareholders, and consequently does not have any reliable information of any private shareholdings of employees.

The members of the Management Board of the Company are nominated and dismissed by the Supervisory Board in accordance with the stipulations of section 84 AktG. The Articles of Association of Hypo Real Estate Holding AG do not include any further stipulations in this respect.

Contrary to the statutory fundamental rule in section 179 para. 1 AktG, section 17 para. 1 of the Articles of Association specifies that the General Meeting is able to adopt resolutions regarding changes to the Articles of Association with a simple majority of the votes which are cast (unless a larger majority is specified by law). In those cases in which the law additionally prescribes a capital majority, a simple majority of the share capital represented at the point at which the resolution is adopted shall be sufficient, if this is admissible by law. In addition, section 8 para. 4 of the Articles of Association authorises the Supervisory Board to adopt resolutions with regard to changes to the Articles of Association which only relate to the version. The provision in the Articles of Association providing for a simple majority to change the Articles of Association gives greater flexibility to the Company and the Annual General Meeting and represents general practice in stock corporation law.

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The Management Board is authorised by section 3 para. 2 of the Articles of Association to increase the share capital of the Company, subject to the approval of the Supervisory Board, on one or more occasions by 3 June 2009 by up to a total of € 201,108,261 by issuing new shares in return for cash or non-cash contributions (authorised capital)

The authorised capital granted by the Annual General Meeting in June 2004 provides the Company with the necessary instruments for capital increases at short notice – irrespective of the annual cycle for Annual General Meetings. The terms and conditions largely represent general practice. The shareholders' pre-emptive rights may be excluded, if certain requirements are met, for capital increases against contributions in cash as well as in kind. This further increases the Company's flexibility. For capital increases against contribution in kind the value of the object contributed must be adequate to the value of the shares. Both for the utilisation of the authorised capital and for the exclusion of preemptive rights the Supervisory Board's approval must be obtained.

In accordance with section 3 para. 3 of the Articles of Association, the contingent capital of € 40,221,651 provides the Management Board with the possibility of issuing, via the Company or subsidiaries, bonds with conversion rights or conversion obligations or option rights which could be serviced out of contingent capital. More precise details can be found in the relevant paragraphs of the Articles of Association.

The Company was authorised by the Annual General Meeting on 8 May 2006 to purchase treasury shares equivalent to a volume of up to 10 % of the share capital for purposes other than security trading. Such shares can be purchased via the stock exchange or by means of a public offer directed to all shareholders. This authorisation will terminate by no later than 8 November 2007.

Also the contingent capital with a size of 10 % of the subscribed capital granted by the Annual General Meeting in June 2004 and the authorisation to purchase up to 10 % of treasury shares granted by the Annual General Meeting in May 2006 increase the scope for action and round off the Company's options for obtaining finance. Both authorisations represent general practice.

There are no major agreements of the Company which are subject to the condition of a change of control resulting from a take-over bid.

Only the service agreement of the Chairman of the Management Board contains a change of control clause. The change of control clause for the event of a majority of share capital being acquired by a new shareholder provides the Chairman of the Management Board of Hypo Real Estate Holding with an exceptional right of terminating the service agreement. According to this clause, he is authorised to lay down his office within six months of the take-over being completed, six months notice have to be provided in this respect. In such a case, the severance payment claims amount to 50 percent of the fixed compensation which would have been payable between the point at which the service agreement is prematurely terminated and the point at which the Chairman of the Management Board celebrates hisn 60th birthday. Following his 60th birthday, the Chairman of the Management Board is entitled to a retirement pension equivalent to 70 percent of the contractual fixed compensation.

The change of control clause in the CEO's service agreement was introduced in view of the uncertain ownership situation in the months before or during the time of the spin-off from Bayerische Hypo- und Vereinsbank AG. Further detail is provided in the compensation report in the Annual Report 2006.

Munich, April 2007

Management Board

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